FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



SEC MAIL PROCESSING
RECEIVED
SEP 29 2005
WASH, D.C.
185
SECTION

Structured Asset Mortgage Investments II Inc.	**0001243106**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 28, 2005, Series 2005-9	**333-120916**

Name of Person Filing the Document
(If Other than the Registrant)





05067455

PROCESSED
SEP 30 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENT II INC.



By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: September 28, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Marketing Materials

$1,096,837,000 (Approximate)

Bear Stearns ARM Trust 2005-9
Mortgage-Backed Notes, Series 2005-9,

Structured Asset Mortgage Investments II, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical information is based upon Information as of August 1, 2005

September 22, 2005

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$1,096,837,000 (approx.)
Bear Stearns ARM Trust 2005-9
Mortgage-Backed Notes, Series 2005-9
Hybrid ARM Mortgage Loans

Class	Notes Size (1)	Expected Ratings Moody's/S&P	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Note Type
Publicly Offered Notes						
A-1	$1,048,750,000	Aaa / AAA	8.40%	Fixed (3)	5/1-Yr CMT/LIBOR Hybrid ARMs	Super Senior Notes
A-2	$48,087,000	Aa1 / AAA	4.20%	Fixed (4)	5/1-Yr CMT/LIBOR Hybrid ARMs	Senior Support Notes
Non Offered Notes						
X	Notional (5)	NR / AA+	---	WAC (5)	Total Portfolio	Crossed Subordinate IO Notes
B-1	$22,898,000	NR / AA	2.20%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-2	$8,587,000	NR / A	1.45%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-3	$5,152,000	NR / BBB	1.00%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-4	$5,152,000	NR / BB	0.55%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-5	$4,007,000	NR / B	0.20%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-6	$2,290,196	Not Rated	---	WAC (6)	Total Portfolio	Crossed Subordinate Notes

(1) The Notes Sizes are approximate and subject to a +/- 10% variance.

(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.

(3) Up to and including the payment date in July 2010, the Note Interest Rate for the Class A-1 Notes will be a fixed rate equal to 4.625% per annum subject to the related Available Funds Rate. After the payment date in July 2010, the Class A-1 Notes will have a Note Interest Rate equal to the least of (i) One-Year CMT (which is set every 12 months) plus 2.30% per annum, (ii) [9.949]% and (iii) the related Available Funds Rate.

(4) Up to and including the payment date in July 2010, the Note Interest Rate for the Class A-2 Notes will be a fixed rate equal to 4.625% per annum subject to the related Available Funds Rate. After the payment date in July 2010, the Class A-2 Notes will have a Note Interest Rate equal to the least of (i) One-Year CMT (which is set every 12 months) plus 2.30% per annum, (ii) [9.949]% and (iii) the related Available Funds Rate.

(5) The Class X Notes will bear interest at a per annum variable rate (Note Interest Rate) equal to the product of (i) 12 and (ii) a fraction expressed as a rate, (x) the numerator of which is the excess, if any, of (1) the interest accrued and payable on the mortgage loans for the related Due Period, over (2) the amount of any Accrued Note Interest (including any Accrued Note Interest remaining unpaid from any previous Payment Date) payable to the Class A and Class B Notes (including any Carryover Shortfall Amounts payable to the Class A-1 Notes and Class A-2 Notes) for the related Payment Date, and (y) the denominator of which is the sum of the aggregate Note Principal Balance of the Class A-1 Notes and Class A-2 Notes.

(6) The Class B Notes will bear interest at a variable rate equal to the weighted average of the Net Rates of the Mortgage Loans. The Note Interest Rate with respect to the first Interest Accrual Period is expected to be approximately 4.949%.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Depositor/Seller: Structured Assets Mortgage Investments II, Inc. ("SAMI II").

Underlying Servicer: Wells Fargo Bank, N.A.

Underlying Originator: Wells Fargo Bank, N.A.

Master Servicer/Securities Admin.: Wells Fargo Bank, N.A.

Indenture Trustee: U.S. Bank National Association.

Owner Trustee: Chase Bank USA, National Association.

Cut-off Date: September 1, 2005.

Closing Date: September 29, 2005.

Security Settlement Date: **October 31, 2005**

Legal Structure: Owner Trust.

Clean-Up Call: The holder of the equity certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% or less of the aggregate principal balance of the mortgage loans as of the Cut-off Date.

Payment Date: 25th of each month or the next business day, commencing in October 2005.

Remittance Type: Scheduled/Scheduled.

Notes: The Class A-1 Notes and Class A-2 Notes (together, the "Offered Notes"), the Class X Notes and the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes (collectively, the "Class B Notes"). The Class A-1 Notes and Class A-2 Notes are referred to together as the "Class A Notes". The Class B Notes are also referred to as the "Subordinate Notes".

Form of Registration: The Class A-1 Notes and Class A-2 Notes will be issued in book-entry form through DTC. All other classes of Notes will be issued in fully registered certificated form.

SMMEA: The Offered Notes will constitute "mortgage related securities" for purposes of SMMEA.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

ERISA:	The Offered Notes may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts, subject to important considerations. Plans should consult with their legal advisors before investing in the notes.
Interest Accrual Period:	The interest accrual period for the Notes for a given Payment Date will be the calendar month preceding the month in which such Payment Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Notes will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (29 days).
Advancing Obligation:	The Underlying Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Underlying Servicer.
Compensating Interest:	The Underlying Servicer will be required to cover interest shortfalls as a result of full or partial prepayments to the extent of its aggregate servicing fee.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Collateral Description:

The initial mortgage pool is expected to consist of approximately $1,144 million of first-lien residential adjustable-rate mortgage loans that adjust annually based on One-Year LIBOR and One-Year CMT after an initial fixed rate period of 5 years.

Provided below is a brief summary of the expected mortgage pool by loan type as of August 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Init Cap	Per Cap	Max Rate	Mos Roll
5 Year Hybrid 1Yr. CMT	15.42%	5.093%	4.843%	359	2.750%	2.500%	5.000%	2.000%	10.093%	59
5 Year Hybrid IO 1Yr. CMT	68.36%	5.214%	4.964%	359	2.750%	2.500%	5.000%	2.000%	10.214%	59
5 Year Hybrid 1 Yr. LIBOR	3.62%	5.130%	4.880%	357	2.250%	2.000%	5.000%	2.000%	10.130%	57
5 Year Hybrid IO 1Yr. LIBOR	12.61%	5.269%	5.019%	359	2.250%	2.000%	5.000%	2.000%	10.269%	59
Total	100%	5.199%	4.949%	359	2.669%	2.419%	5.000%	2.000%	10.199%	59

Approximately 81% of the mortgage loans are interest-only for the first 5, 7, or 10 years after origination and then fully amortize over the remaining remaining term of the mortgage loan.

Underwriting Standards:

The underwriting guidelines will be more fully described in the Prospectus Supplement.

Credit Enhancement:

Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Subordinate Notes will provide credit enhancement to the Class A-1 Notes and Class A-2 Notes. In addition, the Class A-2 Notes will provide further credit enhancement to the Class A-1 Notes, by covering realized losses otherwise allocable to the Class A-1 Notes when the Subordinate Notes have been reduced to zero.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Available Funds:	For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the mortgage loans, (2) any monthly advances and Compensating Interest payments made by the Master Servicer or the Underlying Servicer for such Payment Date in respect of the mortgage loans and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of fees payable to, and amounts reimbursable to, the Master Servicer, the Underlying Servicer, the Securities Administrator, the Owner Trustee, the Indenture Trustee and the Custodian and investment earnings on amounts on deposit in the payment account.
Available Funds Rate:	With respect to any Payment Date and the Class A-1 Notes or Class A-2 Notes, as applicable, the per annum rate equal to a fraction equal to (x) the interest portion of the Available Funds as of the related Due period divided by (y) the aggregate Note Principal Balance of the Class A-1 Notes and Class A-2 Notes immediately prior to such Payment Date.
Carryover Shortfall Amount:	If on any Payment Date, the Note Interest Rate of the Class A-1 Notes or Class A-2 Notes is subject to the Available Funds Rate, such Notes become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Note Interest Rate (without giving effect to the Available Funds Rate) over (ii) the amount of interest received on such Notes based on the Available Funds Rate, as applicable, together with the unpaid portion of any excess from previous Payment Dates (and any interest thereon at the then applicable Notes Interest Rate without giving effect to the Available Funds Rate).

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Cash Flow Description:

Distributions on the Notes will be made on the 25th day of each month (or the next business day) beginning on October 25, 2005. The payments to the Notes, to the extent of Available Funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A-1 Notes and Class A-2 Notes, pro rata, from Available Funds in an amount equal to their respective Note Interest Rates (as described on page 2 hereof);
2. From Available Funds, Payment of principal to the holders of the Class A-1 Notes and Class A-2 Notes, pro rata, in an amount equal to the Senior Optimal Principal Amount;
3. Payment of any Carryover Shortfall Amounts to the Class A-1 Notes and Class A-2 Notes based on the amount of Carryover Shortfall Amounts on such classes;
4. Payment of interest to the Class X Notes at its Note Interest Rate;
5. Payment of interest and principal sequentially to the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, in that order, the following amounts (a) interest at each class' respective Note Interest Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount; and
6. Payment to the owner trust certificates as described in the trust agreement.

Prepayment Stepdown Tests:

The Senior Notes will be entitled to receive 100% of the prepayments collected on the mortgage loans until September 2012. The senior prepayment percentage can be reduced to Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Note Principal Balance of the Subordinate Notes, does not exceed 50% and (ii) cumulative realized losses on the mortgage loans does not exceed 30%, 35%, 40%, 45% or 50% for each test date.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Notwithstanding the foregoing, if after 3 years the current related Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Note Principal Balance of the Subordinate Notes, does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed a) on or prior to September 2008, 20% or b) after September 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the Subordinate Notes.

Allocation of Losses: Realized Losses on mortgage loans will be allocated to the Class B-6, Class B-5, Class B-4, Class B-3, Class B-2 and Class B-1 Notes, in that order, in each case, until the Note Principal Balance of each such Class has been reduced to zero. Thereafter, realized losses on the mortgage loans will be allocated first to the Class A-2 Notes until reduced to zero and then will be allocated to the Class A-1 Notes.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.